

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form CB

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☑
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Pulse Data Inc.

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

6818862 Canada Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Douglas Cutts
President and Chief Executive Officer
Suite 2400,
639 - 5th Avenue S.W.
Calgary, Alberta T2P 6M9
(403) 237-5559

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 10, 2007

(Date Tender Offer / Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not Applicable

(b) The following documents amend and/or restate certain documents previously furnished to the U.S. Securities and Exchange Commission on Form CB by 6818862 Canada Inc. with regards to its offer to purchase the Common Shares of Pulse Data Inc.:

- Notice of Variation and Extension furnished by 6818862 Canada Inc. dated September 28, 2007, a copy of which is furnished as Exhibit I.(1).

Item 2. Informational Legends

Not Applicable

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable

(2) Not Applicable

(3) Not Applicable

PART III
CONSENT TO SERVICE OF PROCESS

6818862 Canada Inc. filed with the U.S. Securities and Exchange Commission on August 13, 2007 a written irrevocable consent and power of attorney on Form F-X.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6818862 CANADA INC.

By /s/ Marcia H. Kendrick
Name: Marcia H. Kendrick
Title: Secretary

Date: September 27, 2007

3

EXHIBIT INDEX

Exhibit	Description
I.(1)	Notice of Variation and Extension furnished by 6818862 Canada Inc. dated September 28, 2007.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by the United States Securities and Exchange Commission or any securities regulatory authority in Canada or the United States or any other jurisdiction nor has any securities regulatory authority expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document or the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

September 28, 2007

NOTICE OF VARIATION AND EXTENSION

by

6818862 CANADA INC.,

an indirect wholly-owned subsidiary of

SEITEL, INC.



of its

OFFER TO PURCHASE FOR CASH

all of the outstanding Common Shares

of

PULSE DATA INC.

at an increased price of

$3.30 Per Common Share

6818862 Canada Inc. (the "Offeror"), a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of Seitel, Inc., a corporation incorporated under the laws of the State of Delaware ("Seitel"), hereby gives notice that it is amending its offer dated August 10, 2007, as previously varied by the notice of variation (the "Notice of Variation") dated August 22, 2007 and by the Notice of Extension (the "Notice of Extension") dated September 18, 2007 (collectively, the "Original Offer"), to purchase each issued and outstanding common share of Pulse Data Inc. ("Pulse Data"), in order to: (i) increase the Offered Consideration for the Pulse Data Common Shares by $0.20 per share to $3.30 and (ii) extend the expiry of the Offer to 5:00 p.m. (Toronto time) on October 12, 2007. Seitel, ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. (collectively, the "Joint Actors") are acting jointly or in concert with the Offeror in connection with the Original Offer as varied and extended hereby.

The Offer has been extended and is now open for acceptance until 5:00 p.m. (Toronto time) on October 12, 2007 (the "Expiry Time") unless the Offer is further extended or withdrawn by the Offeror.

The Offer is now being made at a 19.1% premium to the market price of Pulse Data Common Shares based on the closing price of $2.77 of the Pulse Data Common Shares on the Toronto Stock Exchange (the "TSX") on June 18, 2007, the last trading day prior to the announcement of an offer by Quantum Yield Inc. to purchase all of the outstanding Pulse Data Common Shares, which offer was withdrawn on June 28, 2007 and cease traded on June 29, 2007 by the Alberta Securities Commission. The Offer also represents a premium of approximately 22.2% over the price of $2.70 per share at which Pulse Data completed a bought deal private placement of 6,440,000 Pulse Data Common Shares on July 27, 2007, and a premium of approximately 10.0% over the closing price of $3.00 of the Pulse Data Common Shares on the TSX on August 9, 2007, which was the last trading day prior to the date hereof.

This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying circular (the "Original Circular") dated August 10, 2007 (the Original Offer and the Original Circular together constitute the "Offer and Circular"), the Notice of Variation and the Notice of Extension. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular, as amended by the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the "Offer" in this Notice of Variation and Extension, the Offer and Circular, the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery mean the Original Offer as amended by the Notice of Variation, the Notice of Extension and hereby, and all references in such documents to the "Circular" mean the Original Circular as amended by the Notice of Variation, the Notice of Extension and hereby. Unless the context requires otherwise, capitalized terms used but not defined herein have the respective meanings given to them in the Offer and Circular.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

Shareholders who have validly deposited and not withdrawn their Pulse Data Common Shares using the Letter of Transmittal and, if applicable, a Notice of Guaranteed Delivery do not need to take any further action to accept the Offer. If you wish to accept the Offer you should either (i) complete and sign the Letter of Transmittal (printed on **blue** paper) (or a manually signed facsimile copy thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing deposited Pulse Data Common Shares, and any other required documents, to CIBC Mellon Trust Company as depositary (the "Depositary"), at any of its offices specified in the Letter of Transmittal, (ii) deposit your Pulse Data Common Shares under the Offer pursuant to the procedures for book-entry transfer set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance", or (iii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Pulse Data Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee if you wish to deposit your Pulse Data Common Shares under the Offer.

If you wish to deposit your Pulse Data Common Shares under the Offer and (i) the certificates representing your Pulse Data Common Shares are not immediately available, (ii) you cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) you cannot comply with the procedures for book-entry transfer on a timely basis, your Pulse Data Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on **yellow** paper). See Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

All Pulse Data Common Shares taken up under the Offer will be paid for in Canadian dollars only.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth on the back cover of this document. Requests for additional copies of this document, the Offer and Circular, the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at the Offeror's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Offeror has not authorized anyone to provide any information or make any representation about the Offeror or its affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offeror or its affiliates accompanying this document. You should not rely on any information or any representation regarding the Offeror or its affiliates not contained in the Offer and Circular, this document or not contained in any material accompanying this document.

While the Offer is being made to all Shareholders, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in or from, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction. Any holder of Pulse Data Common Shares in a jurisdiction in which such an offer or solicitation is unlawful may collect copies of this document and related documents at the offices of the Depositary set forth on the back cover of this document.

The information contained in this document speaks only as of the date of this document, and the Offeror does not undertake to update any such information, except to reflect a material change in the information previously disclosed as required by applicable law.

THIS DOCUMENT, THE OFFER, THE CIRCULAR, THE NOTICE OF VARIATION, THE NOTICE OF EXTENSION, THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, THE NOTICE OF GUARANTEED DELIVERY CONTAIN IMPORTANT INFORMATION AND YOU SHOULD CAREFULLY READ THEM IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities regulatory authority, nor has the SEC or any state securities regulatory authority passed upon the accuracy or adequacy of the Offer and Circular. Any representation to the contrary is a criminal offense.

The Offer is being made for the securities of a foreign issuer in accordance with the applicable disclosure requirements in Canada. Shareholders should be aware that these requirements are different from those in force in the United States. The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror is organized under the laws of Canada, that some of the Offeror's directors reside outside the United States and that all or a substantial portion of the assets of the Offeror and such persons may be located outside the United States. It may be difficult to compel the Offeror and its affiliates to subject themselves to the jurisdiction of a U.S. court or to enforce a judgment obtained from a U.S. court.

To the extent permissible under Canadian and U.S. law, the Offeror, the Joint Actors and their respective nominees, advisors or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, Pulse Data Common Shares outside the United States during the period in which the Offer remains open for acceptance. Any such purchases, or arrangements to purchase, must comply with applicable Canadian rules, including the restriction that such purchases not exceed 5% of the outstanding Pulse Data Common Shares as of the date of the Offer. The Offeror will disclose such purchases, if any, as required by Canadian law or the rules and regulations of the TSX and will also publicly release such information in the United States. Any Pulse Data Common Shares purchased by the Offeror during the Offer other than pursuant to the Offer would be counted in the determination as to whether the Minimum Tender Condition has been fulfilled.

Shareholders in the United States should be aware that the disposition of Pulse Data Common Shares by you as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and you are encouraged to consult your tax advisors. See Section 18 of the Circular, "Material U.S. Federal Income Tax Considerations" beginning on page 31 thereof, and Section 17 of the Circular, "Material Canadian Federal Income Tax Considerations" beginning on page 28 thereof.

NOTICE TO HOLDERS OF OPTIONS OR OTHER RIGHTS TO ACQUIRE PULSE DATA COMMON SHARES

The Offer is made only for Pulse Data Common Shares. The Offer is not made for any options, warrants or any other rights (collectively, "Options") to acquire Pulse Data Common Shares (other than SRP Rights (as defined below)). Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (a) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, each Option will represent only the right to receive the amount of cash which the holder of such Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, if such holder had exercised such Option immediately prior to such transaction.

The tax consequences to holders of Options of exercising their Options are not described in the Offer and Circular. Holders of Options should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their Options.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in Section 6 of the Circular, "Purpose of the Offer and Seitel's Plans for Pulse Data", in addition to certain statements contained elsewhere in the Offer and Circular, contain forward-looking statements and are prospective. Words such as "anticipates", "expects", "intends", "plans", "forecasts", "projects", "budgets", "believes", "seeks", "estimates", "could", "might", "should", and similar expressions identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The Offeror disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

REPORTING CURRENCY

All references to "$" or "dollars" in the Offer and Circular, the Notice of Variation, the Notice of Extension and this Notice of Variation and Extension refer to Canadian dollars, unless otherwise indicated.

The financial information regarding Pulse Data contained in the Offer and Circular is reported in Canadian dollars and, according to Pulse Data, Pulse Data's audited consolidated financial statements and the notes thereto have been prepared in accordance with Canadian GAAP.

INFORMATION CONCERNING PULSE DATA

Except as otherwise indicated, the information concerning Pulse Data contained in the Offer and Circular, the Notice of Variation, the Notice of Extension and this Notice of Variation and Extension has been taken from or is based upon publicly available documents and records of Pulse Data on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. None of the Offeror, the Joint Actors or any of their respective directors, officers or general partners assumes any responsibility for the accuracy or completeness of such information, including for any failure by Pulse Data to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or the Joint Actors. None of the Offeror or the Joint Actors has any means of verifying the accuracy or completeness of any of the information contained in the Offer and Circular, the Notice of Variation, the Notice of Extension or herein that is derived from Pulse Data's publicly available documents or records or whether there has been any failure by Pulse Data to disclose events that may have occurred or may affect the significance or accuracy of any information.

NOTICE OF VARIATION AND EXTENSION

September 28, 2007

TO: THE HOLDERS OF PULSE DATA COMMON SHARES

This Notice of Variation and Extension amends and supplements the Offer and Circular, the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, each issued and outstanding Pulse Data Common Share.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Offer and Circular, the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Offer and Circular, the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in this Notice of Variation of Extension, the Offer and Circular, the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery mean the Original Offer as amended by the Notice of Variation, the Notice of Extension and hereby and all references in such documents to the "Circular" mean the Original Circular as amended by the Notice of Variation and hereby. Capitalized terms used in this Notice of Variation, the Notice of Extension and Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

1. Increase in the Offered Consideration

The Offeror has amended the Offer by increasing it from $3.10 for each Pulse Data Common Share to $3.30 in cash for each Pulse Data Common Share.

All references in the Offer and Circular, the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery to the price offered by the Offeror are amended to reflect the foregoing change.

The Offer is now being made at a 19.1% premium to the market price of Pulse Data Common Shares based on the closing price of $2.77 of the Pulse Data Common Shares on the Toronto Stock Exchange (the "TSX") on June 18, 2007, the last trading day prior to the announcement of an offer by Quantum Yield Inc. to purchase all of the outstanding Pulse Data Common Shares, which offer was withdrawn on June 28, 2007 and cease traded on June 29, 2007 by the Alberta Securities Commission. The Offer also represents a premium of approximately 22.2% over the price of $2.70 per share at which Pulse Data completed a bought deal private placement of 6,440,000 Pulse Data Common Shares on July 27, 2007, and a premium of approximately 10.0% over the closing price of $3.00 of the Pulse Data Common Shares on the TSX on August 9, 2007, which was the last trading day prior to the date hereof.

Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Pulse Data Common Shares are taken up under the Offer, including Shareholders who have already deposited their Pulse Data Common Shares under the Offer, will receive the increased Offered Consideration for their Pulse Data Common Shares.

2. Extension of the Offer

By notice to the Depositary given on September 28, 2007, and a news release subsequently issued by the Offeror, the Offeror extended the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on October 12, 2007, and the Offer shall expire at such time on October 12, 2007 unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer". Accordingly, the definition of "Expiry Date" in the Offer and Circular is deleted in its entirety and replaced by the following:

"Expiry Date" means October 12, 2007 or such later date as is set out in a notice of variation or extension of the Offer issued at any time and from time to time extending the period during which Pulse Data Common Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

All references in the Offer and Circular, the Notice of Variation, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery to the foregoing term are amended to reflect the foregoing change.

3. Variation of the Offer

[Note to Draft: This section to be deleted if no other variations are made to the terms of the Offer.]

4. Recent Developments

On September 18, 2007, the Offeror brought an application before the ASC to challenge the Rights Plan.

Also on September 18, 2007, the Offeror extended the Offer until the Expiry Time on September 28, 2007, filed a Notice of Extension on SEDAR and mailed that Notice of Extension to Shareholders.

On September 20, 2007, Pulse Data issued a press release in which it recommended that Shareholders reject the extended Offer and that Shareholders withdraw any Pulse Data Common Shares previously tendered under the Offer.

On September 21, 2007, the Shareholders represented and voting at the special meeting of Pulse Data Shareholders approved the Rights Plan. Later that same day, Pulse Data issued a press release to announce the approval of the Rights Plan. On September 24, 2007, Pulse Data filed on SEDAR the September 21 press release announcing the approval of the Rights Plan and the report on voting results for the September 21, 2007 special meeting of Pulse Data Shareholders.

On September 21, 2007, Pulse Data also announced that the Pulse Data Board had deferred the separation time for the Rights under the Rights Plan until September 28, 2007 with respect to the Offer.

On September 24, 2007, the Offeror filed additional materials with the ASC in connection with its application challenging the Rights Plan.

Also on September 24, 2007 Pulse Data filed on SEDAR a Notice of Variation, dated September 21, 2007, in which it recommended that Shareholders reject the extended Offer and withdraw any Pulse Data Common Shares previously tendered under the Offer. On that same date Pulse Data issued a press release announcing additional information regarding its third quarter performance and that the Pulse Data Board had approved an increase in Pulse Data's annual dividend. On September 24, 2007, Pulse Data also filed on SEDAR that press release and a material change report disclosing the dividend increase.

On September 25, 2007, Pulse Data announced that the Pulse Data Board had reduced to September 25, 2007 the period of time that the Offer was required to remain open in order to constitute a "Permitted Bid" under the Rights Plan. Pulse Data also submitted to the ASC its response to the Offeror's application challenging the Rights Plan.

On September 26, 2007, the Offeror made further submissions to the ASC in connection with its challenge to the Rights Plan. Later that day the ASC held a hearing on the Offeror's application.

At the ASC hearing on September 26, 2007, Pulse Data's counsel indicated that "there is no auction" for Pulse Data at this time. The ASC noted at the hearing that "there doesn't appear to be any other white knights out there or bidders out there" and stated in a transcript of its oral decision that "shareholders knew [at the time the plan was approved last week] that there was no real and substantial possibility that the Pulse board could increase shareholder choice in the near future".

On September 27, 2007, the ASC delivered its oral decision not to cease trade the Rights Plan at this time.

[Note to Draft: Include any additional updates through the filing of this Notice.]

5. Time and Manner for Acceptance

Pulse Data Common Shares may be deposited to the Offer in accordance with the provisions of Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

6. Withdrawal of Deposited Shares

Shareholders have the right to withdraw Pulse Data Common Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Pulse Data Common Shares".

7. Take Up of and Payment for Deposited Pulse Data Common Shares

If all of the conditions referred to in Section 2 of the Offer to Purchase, "Conditions of the Offer" (as amended by the Notice of Variation, the Notice of Extension and hereby and, if the Offer is further extended or varied, as amended by each such extension or variation), have been fulfilled or, where permitted, waived prior to the Expiry Time, the Offeror will become obligated (a) to take up the Pulse Data Common Shares that were validly deposited under the Offer and not withdrawn, no later than ten days from the Expiry Date, and (b) to pay as soon as practical for the Pulse Data Common Shares it has taken up, not later than the earlier of (i) the tenth day after the Expiry Date, and (ii) three business days after taking up the Pulse Data Common Shares. See Section 3 of the Offer to Purchase, "Take Up of and Payment for Deposited Pulse Data Common Shares".

8. Amendments to the Original Offer

The Original Offer shall be read as amended in order to give effect to the amendments set forth in this Notice of Variation and Extension.

9. Offerees' Statutory Rights

Securities legislation in certain of the jurisdictions of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the securityholder's province or territory. Shareholders should refer to any applicable provisions of the securities legislation of their respective jurisdictions for the particulars of those rights or consult with a lawyer.

10. Directors' Approval

The contents of the Notice of Variation and Extension have been approved, and the sending thereof to the Shareholders has been authorized, by the Boards of Directors of the Offeror and Seitel.

11

APPROVAL AND CERTIFICATE

DATED: September 28, 2007

The contents of the Notice of Variation and Extension have been approved by, and the sending thereof to the Shareholders has been authorized by, the Boards of Directors of each of 6818862 Canada Inc. and Seitel, Inc.

The foregoing, together with the Offer and Circular dated August 10, 2007, the Notice of Variation dated August 22, 2007 and the Notice of Extension dated September 18, 2007, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular dated August 10, 2007, the Notice of Variation dated August 22, 2007 and the Notice of Extension dated September 18, 2007, does not contain any misrepresentation likely to affect the value or the market price of the securities that are the subject of the Offer.

6818862 CANADA INC.

(Signed) Peter H. Kamin
Chief Executive Officer

(Signed) William J. Restrepo
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Peter H. Kamin
Director

(Signed) William R. Leakey
Director

SEITEL, INC.

(Signed) Robert D. Monson
Chief Executive Officer

(Signed) William J. Restrepo
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Peter H. Kamin
Director

(Signed) Jeffrey W. Ubben
Director

The Depositary for the Offer is:

CIBC Mellon Trust Company
Toronto

By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Registered Mail, Hand or Courier
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, New York 10022

Shareholders Call Toll-Free:
(877) 825-8631 (English speakers)
(877) 825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

END